Sheri M. Watts ▶ (310) 789-1291 ▶ swatts@troygould.com	File No. 2311-2

January 4, 2005
Via FedEx and Edgar
Mr. John Reynolds, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406
RE:	General Finance Corporation — File No. 333-129830 Registration Statement on Form S-1 Filed November 18, 2005
Mr. Reynolds:
     On behalf of General Finance Corporation, a Delaware corporation (the “Company”), we hereby transmit Amendment No. 1 to the above-referenced Registration Statement, as filed with the Securities and Exchange Commission on the date hereof, marked to show composite changes from the Registration Statement filed with the SEC on November 18, 2005.
     The changes reflected in Amendment No. 1 include those made by the Company in response to the comments of the Staff of the Division of Corporation Finance of the SEC set forth in your letter dated December 15, 2005, to Mr. Ronald Valenta, Chief Executive Officer of the Company, with respect to the Registration Statement. Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained therein.
     Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in Amendment No. 1. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 1, which includes the prospectus as revised.
*          *          *
General
     1. Prior to the effectiveness of this registration statement, provide the staff with a copy of the letter or a call from the NASD that it has no objection regarding the underwriters’ compensation arrangements.
     Company Response.

Mr. John Reynolds
January 4, 2005

     We will provide to you a copy of the NASD letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.
     2. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an affiliate of officers and/or directors, underwriter or attorney for any of the above have been involved; the Securities Act Form the companies’ filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format.
     Company Response.
None of the Company’s officers or directors or their affiliates has registered or is, to the Company’s knowledge, seeking to register a firm commitment offering for a blank check company. The following is a list of other offerings (which have been completed or are in registration) of similarly structured blank check companies as to which Troy & Gould PC, counsel to the Company in the proposed offering, McDermott Will & Emery LLP, counsel to the underwriters, Morgan Joseph & Co, Inc. and Wedbush Morgan Securities have been involved from August 1, 2003 to the date of this letter:

					Amount
		Securities	Date of		Escrowed to	Business
Company	Affiliated Party	Act Form	Effectiveness	Status	Date	Combination
Aldabra Acquisition Corporation	Morgan Joseph	S-1	2/18/2005	Effective	$50,227,524	No
Mercator Partners Acquisition Corp.	Morgan Joseph	S-1	4/11/2005	Effective	$54,165,681	No
Oakmont Acquisition Corp.	Morgan Joseph McDermott Will & Emery LLP	S-1	7/12/2005	Effective	$46,676,292	No
Stone Arcade Acquisition Corporation	Morgan Joseph	S-1	8/16/2005	Effective	$111,276,341	No
Key Hospitality Acquisition Corporation	Wedbush Morgan	S-1	8/20/2005	Effective	$46,942,000	No
Ad.Venture Partners, Inc.	Wedbush Morgan	S-1	8/25/2005	Effective	$50,380,000	No
Coconut Palm Acquisition Corp.	Morgan Joseph	S-1	9/8/2005	Effective	$62,695,262	No
MDC Acquisition Partners Inc.	Wedbush Morgan	S-1	NA	In Registration	NA	NA
Industrial Services Acquisition Corp.	Wedbush Morgan	S-1	NA	In Registration	NA	NA
Acquicor Technology Inc.	Wedbush Morgan	S-1	NA	In Registration	NA	NA
TAC Acquisition Corp.	Wedbush Morgan	S-1	6/29/2005	Effective	121,160,000	No
Santa Monica Media Corporation	Troy & Gould P.C.	S-1	NA	In Registration	NA	NA
HD Partners Corporation	Morgan Joseph	S-1	NA	In Registration	NA	NA

Mr. John Reynolds
January 4, 2005

     3. We note that the company has marked the box on the registration statement facing page indicating that delivery of the prospectus is expected to be made in compliance with Rule 434. Please supplementally discuss the circumstances in which the company intends to utilize the provisions of Rule 434 and how the company intends to comply with the requirements of Rule 434.
     Company Response.
     The sentence and check box have been deleted as Rule 434 has been eliminated. In any event, it had been checked in error.
     4. Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Please explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders. We may have further comment.
     Company Response.
     The Company has applied to the American Stock Exchange for listing of the securities covered by the Registration Statement. Set forth below are the quantitative standards for initial listing on the American Stock Exchange and how the Company expects to meet those requirements.

Listing Standard		Explanation
Shareholders’ equity	$4 million	The Company’s stockholders’ equity is expected to be in excess of $44 million at the closing of the offering.
Total market capitalization	$50 million
The Company will have 12.5 million shares of common stock outstanding at the close of the offering. The offering price will be $6.00 per unit. Assuming a market price of the common stock at $5.00, the market capitalization would be $60 million.

Distribution	800 public shareholders and 500,000 shares publicly held
OR
400 public shareholders and 1 million shares publicly held
OR
	400 public shareholders, 500,000 shares publicly held, and average daily trading volume of 2,000 shares for previous 6 months	– Based on the offering of 10,000,000 units, at least 10,000,000 shares will be publicly held at the close of the offering.
–   Based upon the letter of representation from the representatives of the underwriters to the American Stock Exchange attached hereto as Exhibit A, the Company anticipates that it will have at least 400 public shareholders.

Market value public float	$15 million	Assuming a market price of $5.00, the market value of the public float would be $50 million.

Mr. John Reynolds
January 4, 2005

     5. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. We may have further comment.
Company Response.
     The Company’s existing stockholders do not have conversion rights with respect to the shares they currently own. Therefore, the existing stockholders have no benefits or financial advantages to discuss with respect to existing shares.
     The existing stockholders may purchase public shares in the offering or in the after-market, although they have no obligation or commitment to do so, and would have conversion rights with respect to any such shares. We respectfully submit that there are no meaningful differences in the relative benefits and financial advantages between the existing stockholders who exercise conversion rights with respect to such shares and the public stockholders.
     The benefits and consequences for any stockholder exercising conversion rights will depend on a number of factors and such individual stockholder’s particular circumstances. For instance, after separate trading of the securities begins, stockholders may purchase common stock at prices above or below the per-share conversion price that will be held in trust. Additionally, some stockholders who owned units may have sold their warrants, thereby lowering their basis in their shares to a price below the conversion value. Furthermore, whether or not a stockholder’s basis is lower than the conversion price at the time of a business combination, a decision by a stockholder (particularly one with significant holdings) to vote no on a business combination and seek conversion will necessitate an analysis of the potential success of the business combination, market trends and liquidity issues after a business combination. Accordingly, we do not believe it is accurate to say that there are benefits or consequences for any stockholders viewed as a group to exercise their conversion rights.

Mr. John Reynolds
January 4, 2005

Prospectus Cover Page
     6. We note that the company has included the “red herring” legend on the prospectus cover page, Please confirm, if true, that the company and the underwriter have commenced their preliminary distribution of the prospectus utilizing this initial filing of the prospectus. We may have further comment.
     Company Response.
     Neither the Company nor the underwriters have commenced a preliminary distribution of the prospectus utilizing the preliminary prospectus in the Registration Statement.
     7. Please include the page number in the cross-reference to the risk factors.
     Company Response.
     The page number has been included.
     8. Please explain why you are estimating the amount of proceeds that will be placed into the trust account. Disclosure elsewhere in the prospectus indicates this is the amount that will be placed in the trust account. We may have further comment.
     Company Response.
     The amount of proceeds to be placed in the trust account will be the gross proceeds from the sale of the Units less underwriting discounts and offering expenses. The Company will not know the offering expenses until immediately prior to the final prospectus. Accordingly, until the final prospectus, the amount of proceeds that will be placed into the trust account must be estimated. However, we have revised the disclosure in the prospectus to be consistent on this point.
Prospectus Summary, page 1
     9. Please tell us the factors you considered in determining to value this offering at $60,000,000. What factors did you consider when determining that you might need $55,250,000 in the trust fund to effect the business combination contemplated by the registration statement? We note your disclosure with respect to the per share offering price on page 24 and that “the determination of our offering price is more arbitrary than the pricing of securities for an operating company in a particular industry since the underwriters are unable to compare our financial results and prospects with those of public companies operating in the same industry,” but it does not appear as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. This includes the time period before the company’s

Mr. John Reynolds
January 4, 2005

corporate existence was established on October 14, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of General Finance Corp. Given management’s extensive and high-level experience effecting acquisitions, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company’s net assets may be material information for which appropriate disclosure is required. We may have further comment.
     Company Response.
     The Company and the underwriters agreed to value the offering at $60,000,000 based on the previous transaction experience of the principals of the Company, as well as the underwriters’ evaluation of overall market conditions for similar transactions as the proposed offering. As disclosed on page 47, the factors considered in determining the prices and terms of the units, including the common stock and warrants underlying the units, include:
•	the history and prospects of companies whose principal business is the acquisition of other companies;

•	prior offerings of those companies;

•	the Company’s prospects for acquiring an operating business at attractive values;

•	the Company’s capital structure;

•	an assessment of our management and their experience in identifying operating companies;

•	general conditions of the securities markets at the time of the offering; and

•	other factors as were deemed relevant.
     There have been no due diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the Company, an affiliate, or an unrelated third party, with respect to a business combination transaction involving the company.
     10. You state that you have and will pay offering expenses utilizing the $250,000 you received from the sale of common stock, and if necessary, utilize the limited recourse revolving line of credit to pay some of these offering expenses. According to Part II, your offering expenses will be about $625,000. It appears that it will be necessary to utilize the revolving line of credit. Please revise the disclosure throughout, focusing on the use of proceeds section. Further, please explain why the offering costs are not being paid directly out of the proceeds.

Mr. John Reynolds
January 4, 2005

     Company Response.
     It is uncertain whether or not the Company will have to use the line of credit to pay offering expenses. The Company anticipates that certain (and probably a major part) of the offering expenses (including some portion of printing, legal and accounting fees) will accrue but not be payable until on or after the closing (in which event they would be paid out of the offering proceeds not placed in the trust account).
     With respect to your last sentence, some of the offering expenses have been paid, and more will be paid, prior to the closing, and therefore could not be paid directly out of the offering proceeds.
     Based upon the foregoing, the Company does not believe the suggested changes to the prospectus would be meaningful to an investor.
     11. We note that your CEO and COO will not be entitled to any fees or compensation for their services prior to a business combination. Please disclose any compensation arrangement after the business combination and discuss whether payment to them would be one of the criteria in selecting and voting on the business combination by the existing shareholders.
     Company Response.
     There are no arrangements for compensation after the business combination to disclose and the payment of any such compensation is not a criterion in selecting and voting on the business combination by the existing stockholders.
     12. Please explain the statement that you will pay the costs of liquidation of the trust account and liquidation and dissolution from the remaining assets outside of the trust account. It appears the only assets outside the trust account will be $250,000, which will be used by the company to pay its expenses and search for a business combination. If liquidation is required, it appears unlikely this money will not have been spent on the search for a target business.
     Company Response.
     The Company’s cash resources include not only the $250,000 received from the sale of common stock to the existing stockholders but up to $1,750,000 from the revolving line of credit. This $2,000,000 far exceeds the anticipated costs of operations for the two years following the closing. As disclosed under Management’s Discussion and Analysis of Financial Condition and Results of Operations, these costs are anticipated to be approximately $1,050,000. We have revised the disclosure on page 6 to include payments from the revolving line of credit.

Mr. John Reynolds
January 4, 2005

Risk Factors, page 8
     13. The risk that your independent certified public accountant has issued a going concern opinion should be added as a separate risk factor.
     Company Response.
     The disclosure has been revised so that the risk that our independent certified public accountant has issued a going concern opinion is now a separate risk factor.
     14. Please clarify the reference in risk factor three to the funds held by the company outside the trust fund. It appears that the only funds outside the trust account will be $250,000.
     Company Response. Since borrowings under the line of credit would also be funds held outside the trust account, we have revised this disclosure to make this point clearer.
     15. Revise risk factor five to include an estimate as to the number of additional blank check companies currently in the registration process.
     Company Response.
     Risk factor five has been revised to include an estimate as to the number of additional blank check companies currently in the registration process.
     16. We note the disclosure in risk factor 9. It appears that management may obtain employment or consulting agreements at the same time as the business combination. Explain, in light of the timing of the negotiations for employment or consulting arrangements, how management will not “consider the ability of our current key personnel to remain with the company after the consummation of a business combination as a factor in determining whether to proceed with any potential business combination.” State how these agreements will be determined. This should be discussed in greater detail, focusing on any potential conflicts of interest that may arise. Add disclosure in the business section and in the conflicts of interest section.
     Company Response.
     The reference that management will not “consider the ability of our current key personnel to remain with the company after the consummation of a business combination as a factor in determining whether to proceed with any potential business combination” has been deleted. Disclosure regarding this potential conflict was included in the initial filing of the Registration Statement on page 37 as the seventh bullet point. The following language has been added to risk factor nine:

Mr. John Reynolds
January 4, 2005

     Since our current management may be negotiating the terms of the business combination as well as the terms of their employment or consulting arrangements, our current management may have a conflict of interest in negotiating terms favorable to the company in the acquisition agreement and at the same time negotiating terms in their employment or consulting arrangements that are favorable to them. Although management intends to fully exercise its fiduciary duty to negotiate terms in the acquisition agreement that will be in the best interests of the combined-company and its public stockholders, members of management may be negotiating terms in their employment or consulting agreements that are favorable to them.
     17. Please provide greater disclosure of the risk that, “you may not be able to adequately evaluate their ability to successfully consummate a business combination,” in light of the 12th risk factor that some of your officers and directors are associated with entities that seek to acquire business.
     Company Response.
     We have revised the text of risk factor 11 to clarify that none of our officers or directors has been associated with a blank check company and therefore that investors may not be able to assess their ability to complete a business combination using a blank check company. We have also added a cross reference to disclosure about the disadvantages of using a blank check company for an acquisition.
     18. The risk factor subheadings for risk factors 11 and 12 merely state facts. Revise the resultant risk factor(s) to clearly disclose the risk to the company and/or investors.
     Company Response.
     The subheadings for risk factors 11 and 12 have been duly revised.
     19. Risk factor 21 talks about existing stockholders’ right to demand registration of resale three months prior to the date on which their shares are released from escrow. Please explain how you will know when the shares will be released from escrow?
     Company Response.
     The release date will be known. Under the escrow agreement, the “Release Date” is the earliest to occur of: (a) one year from the closing of the business combination; (b) the date the Company is sold; and (c) the liquidation of the trust account. The registration rights are irrelevant in the event of a release under (b) or (c) above, and the date will be known for a release under (a).

Mr. John Reynolds
January 4, 2005

Use of Proceeds, page 17
     20. Please clarify, in footnote 1, the amount of offering expenses already paid from the $250,000 and the line of credit.
     Company Response.
     We respectively submit that such disclosure would not be meaningful to investors and may be confusing. The amount of expenses paid is different than the amount of expenses incurred, and both amounts can change daily. A disclosure about the amount of expenses paid, which would be a relatively small amount, may be misconstrued as the amount incurred, suggesting lower overall expenses than the estimates provided in the prospectus. We believe that the estimates of expenses set forth in the prospectus are far more meaningful to potential investors than a point of time disclosure about the amount of expenses actually paid. For your information, as of December 23, 2005, the Company had paid about $48,000 of offering expenses, and had not borrowed under the limited recourse line of credit.
     21. If the amount of money allocated from proceeds to pay for offering expenses includes any interest payments on the revolving line of credit, please clearly disclose and state the amount.
     Company Response.
     As stated above, it is not known whether the line of credit will be used to pay offering expenses. If it is so used, proceeds from the offering will be used to pay the interest on the line of credit. However, this amount would be immaterial. If, for example, $300,000 is borrowed for one month, the interest would be $2,000.
     22. Disclose whether there is a possibility of you pay a finder’s fee or other compensation in connection with a business combination. Please provide an approximation or a range of the fee and state whether such expenses may be paid from the proceeds held in trust, in connection with the business combination.
     Company Response.
     The following disclosure has been added to the end of the first full paragraph under Use of Proceeds:
We may also use the proceeds held in the trust account to pay a finder’s fee to any unaffiliated party that provides information regarding prospective targets to us. Any such fee would be conditioned on our consummating a business combination with the identified target. We anticipate that such fee, if any, would be a percentage of the

Mr. John Reynolds
January 4, 2005

consideration associated with such business combination, with the percentage to be determined based on local market conditions at the time of such combination.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
     23. We note that you may enter “no-shop” agreements with prospective target companies. In such a case, please explain how ongoing expenses will be satisfied.
     Company Response.
     The following text has been added as the penultimate paragraph to Management’s Discussion and Analysis of Financial Condition and Results of Operations:
In connection with a particular business combination, the target may require a payment from us as consideration for a “no-shop” agreement from the target or for an option to purchase the business. We will not make such payment unless we believe we have sufficient cash resources to fund our operations for the two-year period following the closing of this offering. These cash resources include our limited recourse revolving line of credit and may include other financing we are able to obtain (and we have no commitments for other financing at this time). If other financing is provided by some of our existing stockholders, these existing stockholders may negotiate the repayment of some or all of any such expenses, without interest or other compensation, which if not agreed to by the target business’s management, could cause our management to view such potential business combination unfavorably, thereby resulting in a conflict of interest.
     24. Please clarify why an expected life of five years for the warrants was utilized in determining the value under the Black-Scholes option pricing model when it appears that the warrants have an estimated life of four years as disclosed on page 41 of the registration statement.
     Company Response.
     The disclosure has been revised to reflect an expected life of four years for the warrants in determining the value under the Black-Scholes option-pricing model.
Proposed Business, page 23
     25. The current disclosure does not adequately discuss your stated target industry. Please expand the disclosure to more fully discuss the “specialty finance industry.”
     Company Response.

Mr. John Reynolds
January 4, 2005

     The following disclose has been added to the Proposed Business section of the Registration Statement:
     The specialty finance industry encompasses companies, other than financial institutions, that provide financing, through loans, rental contracts and leases, to specific niche markets, as well as specialty insurance and re-insurance companies. These finance companies include among others equipment lessors, asset-based lenders, factors, commercial and residential mortgage lenders and consumer finance companies. Within the specialty finance industry, we intend to concentrate our search for a business combination in the equipment/rental leasing sector. Examples of the types of equipment that a potential acquisition candidate may rent or lease include production and testing equipment, transportation, construction and storage equipment, safety equipment as well as related supplies and accessories.
     26. Please disclose the rent you pay for the office space. If none, state so.
     Company Response.
     The following sentence has been added to the subsection “Facilities” on page 30:
       We do not pay any rent for this office space.
     27. We note that you plan to focus on a business combination in the equipment rental/leasing sector. Given the amount being raised in this offering and the characteristics you plan to focus on in finding a target business, please discuss in greater detail this sector of the industry. State the number of market participants that fall within these and any other criteria you have set in finding a target business. We may have further comment.
     Company Response.
     We have added the following disclosure on page 27:
     We intend to focus our efforts on acquiring a rental/leasing equipment company or some other specialty finance company. The Standard & Poor’s Capital IQ database tracks 97 publicly traded companies and 1,533 privately held companies that (i) are classified as rental/leasing/distribution/specialty finance companies, (ii) have sales in excess of $25 million but less than $500 million, and (iii) have their primary location in the United States. Additionally, this database is not exhaustive and likely excludes certain subsidiaries or divisions of publicly traded companies as well as certain privately held companies that may be attractive to us as a target business. As a result, we believe there is a plentiful supply of acquisition candidates. In addition, although we will focus on acquiring an operating business in the specialty finance sector, we may acquire companies operating in any industry we choose.

Mr. John Reynolds
January 4, 2005

     28. We note the statement that none of your officers, directors, promoters and other affiliates “is currently engaged in discussions” regarding a potential business combination. Disclose whether these individuals have engaged in such communications or discussions in the past. Disclose whether there were any preliminary contacts with potential target companies. We may have further comment.
Company Response.
     None of the Company’s officers, directors, promoters and other affiliates has engaged in discussions regarding a potential business combination on behalf of the Company, including the period prior to the formal incorporation of the Company. They have made no contacts with potential target companies. Further, there has been no due diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the Company, an affiliate, or an unrelated third party, with respect to a business combination transaction involving the Company.
     29. We note the references to effecting a business combination with a company that is financially unstable. Please explain how this is consistent with the characteristics set forth on page 23. Also, we note the reference to companies without established records of sales or earnings. Please explain this reference in light of the requirement that the target have a fair market value of at least 85% of the net assets.
Company Response.
     Please note that the actual percentage requirement for a target business is a fair market value of at least 80% of our net assets. The lead-in to the list of the characteristics set forth on page 23 provides that management will focus on companies with “one or more” of the characteristics. It is the belief of management that merely because a potential target company is financially unstable does not means that does not have favorable long-term growth prospects; the ability to achieve a leading market position through the consummation of additional acquisitions and/or through organic growth; the ability to drive incremental revenue sources or extract increased profitability from the core business; and experienced, high quality management teams.
     The reference in the prospectus to companies “without established records or sales of earnings” refers specifically to “an entity in its early stage of development or growth.” Thus, the reference to companies without established records of sales or earnings is intended to be cautionary to investors as to what the financial characteristics of the target could be. However, these characteristics do not mean that the target could not have a valuation of 80% of the Company’s net assets. The lack of an established record of sales or earnings does not mean the target has no sales or earnings, only that it may not have a multi-year period of sales and/or earnings.

Mr. John Reynolds
January 4, 2005

Further, the fact that the target has no earnings does not necessarily mean its valuation would be less than 80% of the Company’s net assets, as the valuation could be based on revenues, assets, net worth and other factors.
     30. In the paragraph “Sources of target businesses,” we note the disclosure that unaffiliated sources will inform you of potential target businesses and that such information will be either “solicited or unsolicited.” Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify if any unaffiliated parities providing proposals will receive a fee and how that fee would be determined.
     Company Response.
The following text has been added to the “Sources of Target Business” subsection:
We may be contacted by unsolicited parties who become aware of our interest in prospective targets through filings with the Securities and Exchange Commission, and after the effectiveness of the Registration Statement, press releases, word of mouth, media coverage and our website, should these outlets develop. We may pay finders’ fees or compensation to these unsolicited parties for their efforts in introducing us to potential target businesses, which we would negotiate at the time.
     31. Name those officers and directors that are likely to remain associated in senior management or consulting agreements in connection with a business combination.
     Company Response.
     The requested disclosure cannot be provided, as the names of those officers and directors that are likely to remain associated in senior management or consulting agreements in connection with a business combination will not be known until such has been negotiated in connection with a business combination.
Management, page 34
     32. Please clarify whether Mr. Johnson or any of the officers or directors currently has contractual or fiduciary obligations that require them to present business opportunities to other entities.
     Company Response.
     None of the officers or directors other then Mr. Valenta has contractual or fiduciary obligations that require them to present business opportunities related to the specialty finance industry or other entities. Mr. Valenta is a director of several companies in the specialty

Mr. John Reynolds
January 4, 2005

finance business. If a potential business combination would be an opportunity for the Company and one of these other companies, he will present the opportunity to both companies.
     33. Disclose Mr. Marrero’s business activities from January 2004 to the present.
     Company Response.
     The following disclosure has been added to the biography of Mr. Marrero:
Since January 2004, Mr. Marrero has worked as a financial and operations management consultant with several companies, principally focused in consumer products brand management.
     34. We note that you may consummate a business combination with an entity affiliated with existing stockholders. Please add a risk factor. Also, please add disclosure to the business section and the conflicts of interest section. Clarify whether there are any affiliated entities that are in the “specialty finance industry.” Clarify whether management has considered or had any discussions, preliminary or otherwise, regarding targeting an affiliated entity. We may have further comment.
     Company Response.
     The following risk factor has been included on page 12:
If we seek to effect a business combination with an entity that is directly or indirectly affiliated with one or more of our existing stockholders, conflicts of interest could arise.
     Our existing stockholders either currently have or may in the future have affiliations with companies in the specialty finance industry. If we were to seek a business combination with a target business with which one or more of our existing stockholders may be affiliated, conflicts of interest could arise in connection with negotiating the terms of and completing the business combination. Conflicts that may arise may not be resolved in our favor. For a complete discussion of our management’s business affiliations and the potential conflicts of interest that you should be aware of, see the sections below entitled “Management—Directors and Executive Officers” and “Management—Conflicts of Interest.”
     The following disclosure has been added to Business — Sources of target businesses sub section on page 25 and the conflicts of interest subsection on page 38.

Mr. John Reynolds
January 4, 2005

     None of our officers, directors, promoters and other affiliates has engaged in discussions regarding a potential business combination on our behalf. There have been no preliminary contacts with potential target companies. Further, there has been no due diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken by us, whether directly by an affiliate, or an unrelated third party, with respect to a business combination transaction.
Principal Stockholders, page 37
     35. Please represent that no “warrant bids or purchases” pursuant to the warrant purchase agreement will occur until 60 calendar days following the end of the restricted period for the unit distribution. See In re Key Hospitality Acquisition Corporation No-Action Letter.
     Company Response.
     The Company hereby represents that no “warrant bids or purchases” pursuant to the warrant purchase agreements will occur until 60 calendar days following the end of the restricted period for the unit distribution.
     36. Please reconcile the disclosure in the table, that only 2,475,000 shares of the total 2.5 million shares outstanding are held by officers and directors, with the disclosure in part II of the registration statement. We may have further comment.
     Company Response.
     The total 2,475,000 is correct. Marc Perez is neither an executive officer nor director of the Company, and thus his shares are not included in the shares held by executive officers or directors.
     37. We note the underwriting agreement provides for a representative of the underwriter that will be able to attend all board meetings and receive non-public communications of the company. Even though you will have safe guards, please revise to clarify there that you will be able to place a designee in board meetings. Also, in light of the discretion afforded the broker in the warrant purchase agreement, please explain the warrant purchase agreements fall within Rule 10b5-l. Please refer to the Division of Market Regulation’s letter to Key Hospitality (October 12, 2005). This would also apply to the warrant purchase by the representatives of the underwriters for their own account.
     Company Response.

Mr. John Reynolds
January 4, 2005

     The underwriting agreement has been amended to reflect that the underwriters will not be allowed to have a representative attend the meetings of the board of the directors. In keeping with the In re Key Hospitality Acquisition Corporation No-Action Letter, the warrant purchase agreements have been amended to reflect that neither the existing stockholders nor the lead underwriter will have any discretion or influence with respect to purchases made pursuant to the agreement and that such warrants shall be purchased through a broker dealer that is not a participant in the Public Offering.
Certain Transactions, page 39
     38. Note 6 to the financial statements indicates that you owe Mr. Valenta $13,688. Please disclose this transaction under this section and revise the disclosure throughout accordingly.
     Company Response.
     The $13,688 represents funds advanced by Mr. Valenta prior to the incorporation of the Company and for which Mr. Valenta was entitled to reimbursement once the Company was incorporated and capitalized. As of the date of the audit (October 19, 2005), this reimbursement had not been made. The amount has been reimbursed, without interest . do no believe these pre-incorporation expenses are material to the Company or reach the disclosure threshold required by Regulation S-K.
Underwriting, page 44
     39. Please advise whether Morgan Joseph or Wedbush Morgan, or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.
     Company Response.
     The Company has been advised by Morgan Joseph & Co. Inc. and Wedbush Morgan Securities that neither they nor any other members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the securities sold in the offering. The Company undertakes to provide the staff with the requested information if Morgan Joseph & Co. Inc., Wedbush Morgan Securities or any members of the underwriting syndicate engages in

Mr. John Reynolds
January 4, 2005

electronic offers, sales or distributions under the Registration Statement after the date hereof and will add the appropriate disclosure in the Registration Statement, if applicable.
     40. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
     Company Response.
     The Company does not have any arrangement with third parties to host or access the preliminary prospectus on the Internet. The Company has been advised by Morgan Joseph & Co. Inc. and Wedbush Morgan Securities that neither they nor any other members of the underwriting syndicate has any arrangement with third parties to host or access the preliminary prospectus on the Internet. If the Company or the underwriters subsequently enter into any such arrangements, the Company will promptly supplement its response.
     41. Please advise us whether the company or the underwriters intend to conduct a directed share program in conjunction with this offering.
     Company Response.
     Neither the Company nor the underwriters presently intend to engage in a directed share program in connection with this offering.
Financial Statements
Statement of Cash Flows, F-6
     42. It appears that the $41,650 of deferred offering costs represents a non-cash activity and should be shown below the statement of cash flows in a schedule or in the notes to the financial statements. Please revise.
     Company Response.
     The financial statements have been revised.
Note 4 — Proposed Offering, F-8
     43. We note your disclosure regarding the underwriter purchase option (UPO). Please expand your disclosure to describe all of the material terms of the UPO, including the who has

Mr. John Reynolds
January 4, 2005

the rights to convert (i.e. the holder or the Company), the exercise feature (i.e. physical, net cash, or net share settlement, etc.) contained in the option, the expected timing of the issuance of the purchase option, whether the option will be issued regardless of the status of the registration statement and, if so, when.
     Company Response.
     The following disclosure has been added to Note 4:
Upon consummation of the Proposed Offering, the Company has agreed to sell to one of the Underwriters, for $100, an option to purchase up to a total of 1,000,000 units at $7.50 per unit. The Company intends to account for the fair value of the option, inclusive of the receipt of the $100 cash payment, as an expense of the public offering resulting in a charge directly to stockholders’ equity. The option will be valued at the date of issuance; however, for illustrative purposes, the Company has estimated, based on the Black-Scholes model, that the fair value of the option as of October 19, 2005 would be approximately $654,211, using an expected life of four years, volatility of 16.15% and a risk-free interest rate of 4.425%. The volatility calculation of 16.15% is based on the 180-day volatility of the Russell 2000 Index. Because the Company does not have a trading history, the Company needed to estimate the potential volatility of the units, which will depend on a number of factors that cannot be ascertained at this time. The Company referred to the 180-day volatility of the Russell 2000 Index because its management believes that the volatility of this index is a reasonable benchmark to use in estimating the expected volatility for the Company’s Units. Utilizing a higher volatility would have had the effect of increasing the implied value of the option.
For comparative purposes, if the Company had assumed for purposes of the Black-Scholes model a volatility of double the volatility of the 180-day Russell 2000 Index, or 32.3%, it would have yielded an option value of approximately $1,308,000, and a volatility of quadruple the volatility of the 180-day Russell 2000 Index, or 64.6%, would have yielded an option value of approximately $1,963,000. Although an expected life of four years was taken into account for purposes of assigning a fair value to the option, if the Company does not consummate a business combination within the prescribed time period and the Company liquidates, the option would become worthless. The option may be exercised for cash, or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the option (the difference between the exercise prices of the option and the underlying Warrants, and the market price of the Units and underlying securities) to exercise the option without the payment of any cash.

Mr. John Reynolds
January 4, 2005

     44. Considering the comment above, tell us in detail how you intend to account for the UPO in your financial statements. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment. Please provide the disclosure of the estimated value of the UPO as disclosed on page 22 of the registration statement.
     Company Response.
     The Company respectfully advises that it intends to account for the sale of the underwriters’ purchase option (UPO) in accordance with EITF 96-18. Following the guidance in Issue 1 of this EITF, the measurement date for the UPO will be the date of the public offering. Following the guidance in Issue 2, the UPO equity instrument will be accounted for in the same manner as the underwriters’ discount which is paid in cash. In accordance with SAB Topic 5A, such costs will be charged against the proceeds of the related offering.
     The Company further advises that it will account for the sale of the UPO as an equity transaction in accordance with EITF 00-19. Such treatment is in accordance with current authoritative guidance because, as noted in EITF 00-19, paragraph 8, contracts that require physical settlement or net-share settlement should be accounted for as equity. Please see the response to comment 43 for the estimated value of the UPO.
Note 6 — Related Party Transactions, F-9
     45. Please disclose the repayment terms related to the $13,688 loaned from an existing stockholder for the payment of deferred offering costs and other assets on behalf of the company.
     Company Response.
     The requested disclosure has been included.
Note 7 — Commitments, F-9
     46. Please disclose the commitment by the officers to purchase up to $1,400,000 in warrants as disclosed on page 12 of the registration statement.
Company Response.
     The requested disclosure has been included.
Part II
Recent Sales of Unregistered Securities, page II-4
     47. Please indicate the section of the Securities Act or the rule of the Commission under which exemption you claim for the October 20, 2005 and November 15, 2005 transactions and state the facts you relied upon.
Company Response.
     This disclosure has been added.
Legal Opinion
     48. Please file the legal opinion with the next amendment.

Mr. John Reynolds
January 4, 2005

     Company Response.
     The legal opinion of Troy & Gould will be filed as Exhibit 5.1 by Amendment.
     49. Please file the schedules with the underwriting agreement.
     Company Response.
     The schedules have been filed with the amended underwriting agreement.
* * *
     The Company hereby acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     All questions and comments regarding the foregoing can be addressed to either Alan B. Spatz on (310) 789-1231 or the undersigned on (310) 789-1291.
Kind regards,
/s/ Sheri M. Watts
Sheri M. Watts
cc: Alan B. Spatz, Esq.
Ronald F. Valenta
John O. Johnson
Joel L. Rubinstein, Esq.
Michael Powell
Robert Cherry
Mark Slater

EXHIBIT A

December 2, 2005
Mr. Bruce Poignant
Vice President-Equity Sales
American Stock Exchange
86 Trinity Place
New York, NY 10006

Re:	General Finance Corporation
Mr. Poignant:
We are acting as representatives of the underwriters in connection with General Finance Corporation, a Delaware corporation (the “Company”) initial public offering of 10,000,000 Units (each unit consists of one share of Company common stock and two warrants). We are currently organizing a syndicate to include approximately five securities firms to underwrite and distribute the issue.
We understand that the listing criteria of the American Stock Exchange (the “Exchange”) with respect to a public offering in excess of one million units requires a minimum of 400 public round lot holders.
We can assure the Exchange that the distribution of the Company’s units in its initial public offering will satisfy or exceed the distribution requirements described above for listing on the Exchange. We will achieve these criteria by using our own retail sales offices, our institutional department, and the underwriting syndicate currently being organized.
We further agree that we will provide written notice to the Exchange, within five (5) days of the commencement of trading in the Company’s securities, that this requirement has been satisfied.

Very truly yours,

By:	/s/ David B. Driscoll

David B. Driscoll
Managing Director

MORGAN JOSEPH & CO. INC.
600 Fifth Avenue, 19th Floor, New York, NY 10020-2302   •   Telephone: 212.218.3700   •   Facsimile: 212.218.3719   •   www.morganjoseph.com